================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

 (Mark one)
   [ x ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 (FEE REQUIRED)
                     For the year ended December 31, 1997

                                      Or

   [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
          For the transition period from _____________ to _____________

                       Commission file number:  0-18121

                               MAF BANCORP, INC.
              (Exact Name of Issuer as Specified in its Charter)

        Delaware                                          33-3664868
(State of Incorporation)                       (IRS Employer Identification No.)

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN
                           (Full title of the plan )

                               MAF BANCORP, INC.
                                 55th & Holmes
                          Clarendon Hills, IL  60514
            (Name of issuer of the securities held pursuant to the
           plan and the address of its principal executive officer)

Allen H. Koranda
Chairman of the Board and
 Chief Executive Officer
MAF Bancorp, Inc.
55th Street & Holmes Avenue
Clarendon Hills, Illinois  60514
(630) 325-7300
(Name, Address and Telephone Number of Agent for Service)

================================================================================

                             REQUIRED INFORMATION

     Item 4. The Mid America Bank, fsb Employees' Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

     Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

     (a) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1997, six months ended December 31, 1996 and the years ended June 30, 1996 and 1995.

     (b) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997, six months ended December 31, 1996 and the years ended June 30, 1996 and 1995, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Mid America Bank, fsb Employees' Profit Sharing Plan (Registration No. 33-40932) with the Securities Exchange Commission on May 30, 1991.

Exhibits

No. 23 - Auditors' consent

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 29, 1998                   Mid America Bank, fsb
                                       Employees' Profit Sharing Plan


                                       By: /s/  Michael J. Janssen
                                          --------------------------------------
                                           Trustee

                      FINANCIAL STATEMENTS AND SCHEDULES

                            MID AMERICA  BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                                     INDEX
                                     -----

                                                                           Page
                                                                           ----
Independent Auditors' Report                                                 6

Statements of Net Assets Available for Plan Benefits at December 31, 1997
  and 1996                                                                   7

Statements of Changes in Net Assets Available for Plan Benefits for the
  year ended December 31, 1997, six months ended December 31, 1996 and
  years ended June 30, 1996 and 1995                                         8

Notes to Financial Statements                                                9

Schedule 1 - Schedule of Assets Held for Investment Purposes at
  December 31, 1997                                                         24

Schedule 2 - Schedule of Reportable (5%) Transactions for the year ended
  December 31, 1997                                                         25

                         INDEPENDENT AUDITORS' REPORT

The Trustees
Mid America Bank, fsb
 Employees' Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid America Bank, fsb Employees' Profit Sharing Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1997, six months ended December 31, 1996 and each of the years in the two-year period ended June 30, 1996. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mid America Bank, fsb Employees' Profit Sharing Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the year ended December 31, 1997, six months ended December 31, 1996 and each of the years in the two-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Item 27a-Schedule of Assets Held for Investment Purposes and Item 27d-Schedule of Reportable (5%) Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 29, 1998


                                        /s/ KPMG Peat Marwick LLP

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

             Statements of Net Assets Available for Plan Benefits

                                                                         December 31,
                                                              ----------------------------------
Assets:                                                             1997               1996
                                                              ---------------    ---------------
  Investments, at fair value:
    Money market deposit accounts                             $       495,009            559,882
    Certificates of deposit                                         2,864,683          2,985,617
    Mutual funds                                                    3,324,573          2,457,139
    Other common stock                                                955,381            767,606
    MAF Bancorp, Inc. common stock                                 12,600,953          8,110,976
                                                                  -----------         ----------
                                                                   20,240,599         14,881,220

  Employer's contribution receivable                                  700,050             65,770
  Cash and other assets                                                72,366             75,960
                                                                  -----------         ----------
    Net assets available for plan benefits                    $    21,013,015         15,022,950
                                                                  ===========         ==========

See accompanying notes to financial statements.

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

        Statements of Changes in Net Assets Available for Plan Benefits


                                                Year Ended      Six Months Ended           Year Ended June 30,
                                               December 31,       December 31,     -----------------------------------
                                                   1997               1996              1996               1995
                                              -------------     ----------------   --------------     ----------------
Additions to net assets attributed to:
  Interest income                             $     222,295              106,438          122,337              138,569
  Dividend income                                   405,495              200,899          192,562              115,637
  Other income                                        7,534                3,986            1,658                4,823
                                              -------------     ----------------   --------------     ----------------
                                                    635,324              311,323          316,557              259,029

Gain (loss) on sale of investments:
  Mutual funds                                       33,313                2,882            7,539                4,521
  Other common stock                                    608              106,965           18,492
  MAF Bancorp, Inc. common stock                     55,133               37,287           11,945               (1,065)
                                              -------------     ----------------   --------------     ----------------
                                                     89,054              147,134           37,976                3,456

Unrealized appreciation in fair value
  of investments:
    Mutual funds                                    316,335               53,351          133,736              150,154
    Other common stock                              190,085               66,196           65,550
    MAF Bancorp, Inc. common stock                4,524,950            2,392,457          699,340              100,326
                                              -------------     ----------------   --------------     ----------------
                                                  5,031,370            2,512,004          898,626              250,480

Contributions:
  Employer                                          700,050               65,770          360,000              450,000
  Employee                                          953,132              421,580          603,454              571,002
                                              -------------     ----------------   --------------     ----------------
                                                  1,653,182              487,350          963,454            1,021,002

Transfer of assets from merged plan                      --            2,349,219               --                   --
                                              -------------     ----------------   --------------     ----------------

  Total additions to net assets                   7,408,930            5,807,030        2,216,613            1,533,967

Deduction from net assets attributed to
  benefits paid to participants                   1,418,865              879,025          377,739              473,119
                                              -------------     ----------------  ---------------     ----------------

     Increase in net assets available for
      plan benefits                               5,990,065            4,928,005        1,838,874            1,060,848

Net assets available for plan benefits:
  Beginning of period                            15,022,950           10,094,945        8,256,071            7,195,223
                                              -------------     ----------------  ---------------     ----------------
  End of period                               $  21,013,015           15,022,950       10,094,945            8,256,071
                                              =============     ================  ===============     ================

See accompanying notes to financial statements.

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                         Notes to Financial Statements

(1)  Description of Plan

     The following description of the Mid America Bank, fsb Employees' Profit Sharing Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan with a 401(k) salary deferral option. All employees of Mid America Bank, fsb (the "Company") who have completed one year of service are eligible to participate in the salary deferral portion of the Plan. Employees who have completed one year of service and are age twenty-one or older are eligible to receive employer matching and discretionary contributions under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's year end was changed to December 31, in 1996, in conjunction with the Company changing its year end to that date.

     Merger

     On May 30, 1996, N.S. Bancorp, Inc. was merged with and into MAF Bancorp, Inc., who is the parent of the Company. Concurrently, Northwestern Savings Bank ("Northwestern") was merged into the Company and the Company became the plan sponsor for the Northwestern 401(k) plan. The Northwestern 401(k) plan was merged into the Plan effective September 25, 1996. All former Northwestern participants who were employees on September 25, 1996 became active participants as of such date. A year of service includes any period or periods previously credited to employees under the Northwestern 401(k) plan. All participant's balances from the merged plan are 100% vested.

     Contributions

     Each year the Plan participants may contribute up to 10% of their annual compensation as a voluntary after-tax contribution. 401(k) plan participants are allowed to defer up to 15% of their pre-tax income as 401(k) contributions. Each year the Company will make matching contributions equal to 35% of the first 4% of salary deferral up to a $30,000 annual salary cap and for salary in excess of $30,000 the match is 25% of the first 2% deferred for 401(k) plan participants who have met the service requirements.

     Participant Accounts

     Each participant's contribution account is credited with the participant's contribution and an allocation of earnings. Each participant's Company contribution account is also credited with an allocation of the Company's contribution and forfeitures of terminated participants' nonvested accounts, subject to federal rules governing employer contributions to qualified plans. Allocation of the Company's contribution and forfeitures of terminated participants' accounts are based on the ratio that each participant's eligible compensation for the Plan year bears to the total eligible compensation of all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

                December 31, 1997, 1996, June 30, 1996 and 1995

     Vesting

     Participants are immediately vested in their pre-tax contributions and their voluntary after-tax contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service as follows: Less than 3 years - 0%; 3 years - 20%; 4 years - 40%; 5 years - 60%; 6 years - 80%; 7 years or more - 100%.

     Payment of Benefits

     On termination of service a participant may elect to leave the funds in the plan until age 70 1/2 or receive either a lump-sum amount equal to the value of their vested account, or annual installments over a period not to exceed ten years.

(2)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of Investments

     Investments in mutual funds and common stock are stated at fair value as determined by reference to quoted market prices. The money market deposit and certificate of deposit accounts are stated at face value plus accrued interest which has not been transferred from the accounts. Purchases and sales of investments are recorded on a trade-date basis. Realized gains on sales are computed using the specific identification method.

     The change in the difference between fair value and the cost of investments for each year is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in fair value of investments.

(3)  Income Taxes

     The Internal Revenue Service ("IRS") has determined, in a letter dated March 28, 1996, that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the Trust, forming a part of the Plan, is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code.

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

                December 31, 1997, 1996, June 30, 1996 and 1995

(4)  Administrative Expenses

     The Company absorbs all administrative expenses of the Plan.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(6)  Transactions With Parties in Interest

     The following table summarizes the account balances and results of transactions of the Plan with the Company.

                                                                           At or for the
                                                    ------------------------------------------------------------
                                                                                             Year Ended
                                                     Year Ended   Six Months Ended            June 30,
                                                    December 31,     December 31,     --------------------------
                                                        1997             1996              1996         1995
                                                    -----------      ------------     -----------   ------------
Money market deposit account                        $   208,599           303,343          30,694        152,580
Certificates of deposit                               2,864,683         2,985,617       1,765,682      1,801,187
MAF Bancorp, Inc. common stock                       12,600,953         8,110,976       5,375,317      4,472,399
Interest income from deposits                           222,295           106,438         122,337        138,569
Dividend income from MAF Bancorp, Inc. stock             96,315            42,974          76,157         57,498
Contributions to the Plan                               700,050            65,770         360,000        450,000
                                                    ===========      ============     ===========   ============

(7)  Investments

     As of December 31, 1997 and 1996, the Plan held the following investments which comprised 5% or more of the Plan's net assets, at fair value:

                                                                                     December 31,
                                                                            ----------------------------
                                                                                1997             1996
                                                                            -----------      -----------
     Variable rate CD                                                       $ 1,978,301        2,150,266
     MAF Bancorp, Inc. common stock                                          12,600,953        8,110,976
     American Mutual Fund - Washington Fund                                   1,206,496          859,391
                                                                            ===========      ===========

(8)  Fund Information

     The Plan provides that each participant may make contributions to, and investments in, either the MAF Bancorp, Inc. Stock Fund or the other investment options at the option of each participant. Fund information at December 31, 1997 and 1996 and for the fiscal year ended December 31, 1997, six month period ended December 31, 1996 and fiscal years ended June 30, 1996 and 1995, respectively are summarized on the following pages:

                             MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

                 Net Assets Available for Plan Benefits by Fund

                               December 31, 1997

                                                                    Participant Directed
                            -----------------------------------------------------------------------------------------------------
                                                  American Mutual Funds                               Kemper Mutual Funds
                            -----------------------------------------------------------------  ----------------------------------
                             Washington   Growth Fund  Income Fund    New     Cash Mgmt  Bond  Governmental  Growth  Total Return
                                Fund      of America   of America   Perspec.    Trust    Fund      Fund       Fund       Fund
                            ------------  -----------  -----------  --------  ---------  ----  ------------  ------  ------------

Assets:
Investments, at fair value    $1,206,496      828,422    293,515     844,691     158      884     46,171     57,870     46,366

Employer's contribution
 Receivable                            -            -          -           -       -        -          -          -          -
Other assets                           -            -          -           -       -        -          -          -          -
                              ----------      -------    -------    --------     ---      ---     ------     ------     ------
Net assets available for
 Plan benefits                $1,206,496      828,422    293,515     844,691     158      884     46,171     57,870     46,366
                              ==========      =======    =======     =======     ===      ===     ======     ======     ======

                                                                     (Continued)

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                Net Assets Available for Plan Benefits by Fund

                               December 31, 1997

                                  Participant
                                    Directed                                            Other
                              -------------------  --------------------------------------------------------------------------------
                                                               R. Baird
                                Money   Variable      MAF       Money     2-1/2                     Other
                               Market     Rate      Bancorp     Market    Year   5 Year   10 Year   Common
                               Account     CD        Stock     Account     CD      CD       CD      Stock   Unallocated    Total
                              --------  ---------  ----------  --------  ------  -------  -------  -------  -----------  ----------
Assets:
 Investments, at fair value   $208,599  1,978,301  12,600,953   286,410  65,253  450,815  370,314  955,381         --    20,240,599
 Employer's contribution
  receivable                        --         --          --        --      --       --       --       --    700,050       700,050
 Other assets                       --         --          --        --      --       --       --       --     72,366        72,366
                              --------  ---------  ----------   -------  ------  -------  -------  -------    -------    ----------
  Net assets available for
    plan benefits             $208,599  1,978,301  12,600,953   286,410  65,253  450,815  370,314  955,381    772,416    21,013,015
                              ========  =========  ==========   =======  ======  =======  =======  =======    =======    ==========

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                Net Assets Available for Plan Benefits by Fund

                               December 31, 1996

                                                                     Participant Directed
                             ----------------------------------------------------------------------------------------------------
                                                  American Mutual Funds                               Kemper Mutual Funds
                             ----------------------------------------------------------------  ----------------------------------
                             Washington  Growth Fund  Income Fund    New     Cash Mgmt  Bond   Governmental  Growth  Total Return
                                Fund     of America   of America   Perspec.    Trust    Fund       Fund       Fund       Fund
                             ----------  -----------  -----------  --------  ---------  -----  ------------  ------  ------------
Assets:
Investments, at fair value    $859,391     669,994      219,427     572,120    2,192    3,223     42,329     49,546     38,917

 Employer's contribution
  receivable                        --          --           --          --       --       --         --         --         --

 Other assets                       --          --           --          --       --       --         --         --         --
                              --------     -------      -------     -------    -----    -----     ------     ------     ------
  Net assets available for
   plan benefits              $859,391     669,994      219,427     572,120    2,192    3,223     42,329     49,546     38,917
                              ========     =======      =======     =======    =====    =====     ======     ======     ======

                                                                                                                   (Continued)

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                Net Assets Available for Plan Benefits by Fund

                               December 31, 1996

                                  Participant
                                    Directed                                            Other
                              -------------------  --------------------------------------------------------------------------------
                                                               R. Baird
                                Money   Variable      MAF       Money     2-1/2                     Other
                               Market     Rate      Bancorp     Market    Year   5 Year   10 Year   Common
                               Account     CD        Stock     Account     CD      CD       CD      Stock   Unallocated    Total
                              --------  ---------  ----------  --------  ------  -------  -------  -------  -----------  ----------
Assets:
 Investments, at fair value   $303,343  2,150,266   8,110,976   256,539  61,529  425,295  348,527  767,606         --    14,881,220

 Employer's contribution
  Receivable                        --         --          --        --      --       --       --       --     65,770        65,770

 Other assets                       --         --          --        --      --       --       --       --     75,960        75,960
                              --------  ---------   ---------   -------  ------  -------  -------  -------    -------    ----------

   Total assets                303,343  2,150,266   8,110,976   256,539  61,529  425,295  348,527  767,606    141,730    15,022,950
                              --------  ---------   ---------   -------  ------  -------  -------  -------    -------    ----------

  Net assets available for
    plan benefits             $303,343  2,150,266   8,110,976   256,539  61,529  425,295  348,527  767,606    141,730    15,022,950
                              ========  =========   =========   =======  ======  =======  =======  =======    =======    ==========

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                     For the Year Ended December 31, 1997

                                                                     Participant Directed
                                            ----------------------------------------------------------------------
                                                                    American Mutual Funds
                                            ----------------------------------------------------------------------
                                            Washington   Growth Fund   Income Fund     New      Cash Mgmt    Bond
                                               Fund      of America    of America    Perspec.     Trust      Fund
                                            ----------   -----------   -----------   --------   ---------   ------
Additions to net assets attributed to:
  Interest income                           $        -           -             -           -          -          -
  Dividend income                               84,357      85,471        34,089      59,614         72        145
  Other income                                       -           -             -           -          -          -
                                            ----------     -------       -------     -------     ------     ------
                                                84,357      85,471        34,089      59,614         72        145

Gain on sale of investments                     14,538      13,684           332       4,740          -         19

Unrealized appreciation in fair value
  of investments                               194,520      76,987        16,579      27,100          -         13

Contributions:
  Employer                                           -           -             -           -          -          -
  Employee                                     154,745     107,081        33,011     168,635         53        356
                                            ----------     -------       -------     -------     ------     ------
                                               154,745     107,081        33,011     168,635         53        356

    Total additions to net assets              448,160     283,223        84,011     260,089        125        533

Deduction from assets attributed to
  benefits paid to participants                 63,720     117,085         5,430      43,181     10,850         56

Transfers to (from) funds                      (37,335)     (7,710)       (4,493)     55,663      8,691     (2,816)
                                            ----------     -------       -------     -------     ------     ------

  Increase (decrease) in net assets
    Available for plan benefits                347,105     158,428        74,088     272,571     (2,034)    (2,339)

Net assets available for plan benefits:
  Beginning of period                          859,391     669,994       219,427     572,120      2,192      3,223
                                            ----------     -------       -------     -------     ------     ------
  End of period                             $1,206,496     828,422       293,515     844,691        158        884
                                            ==========     =======       =======     =======     ======     ======

                                                           Participant Directed
                                            ---------------------------------------------------
                                                      Kemper Mutual Funds
                                            ---------------------------------------
                                            Governmental   Growth   Total Return   Money Market
                                                Fund        Fund        Fund         Account
                                            ------------   ------   ------------   ------------
Additions to net assets attributed to:
  Interest income                                   -           -           -          8,915
  Dividend income                               3,176       7,935       7,368         52,873
  Other income                                      -           -           -          3,986
                                               ------      ------      ------        -------
                                                3,176       7,935       7,368         65,774

Gain on sale of investments                         -           -           -              -

Unrealized appreciation in fair value
  of investments                                  666         389          81              -

Contributions:
  Employer                                          -           -           -              -
  Employee                                          -           -           -          8,789
                                               ------      ------      ------        -------
                                                    -           -           -          8,789

    Total additions to net assets               3,842       8,324       7,449         74,563

Deduction from assets attributed to
  benefits paid to participants                     -           -           -        235,512

Transfers to (from) funds                           -           -           -         66,205
                                               ------      ------      ------        -------

  Increase (decrease) in net assets
    Available for plan benefits                 3,842       8,324       7,449        (94,744)

Net assets available for plan benefits:
  Beginning of period                          42,329      49,546      38,917        303,343
                                               ------      ------      ------        -------
  End of period                                46,171      57,870      46,366        208,599
                                               ======      ======      ======        =======

                                                                     (Continued)

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                     For the Year Ended December 31, 1997

                                             Participant
                                              Directed                           Other
                                             -----------    ------------------------------------------------
                                                               MAF         R. Baird
                                            Variable Rate    Bancorp     Money Market   2-1/2 Year   5 Year
                                                 CD           Stock        Account          CD         CD
                                            -------------   ----------   ------------   ----------   -------
Additions to net assets attributed to:
  Interest income                           $  162,349               -           -         3,724      25,520
  Dividend income                                    -          39,881      26,953             -           -
  Other income                                       -               -           -             -           -
                                            ----------      ----------     -------        ------     -------
                                               162,349          39,881      26,953         3,724      25,520

Gain on sale of investments                          -          55,133           -             -           -

Unrealized appreciation in fair value
  of investments                                     -       4,524,950           -             -           -

Contributions:
  Employer                                           -               -           -             -           -
  Employee                                     149,764         341,401           -             -           -
                                            ----------      ----------     -------        ------     -------
                                               149,764         341,401           -             -           -
                                            ----------      ----------     -------        ------     -------

    Total additions to net assets              312,113       4,961,365      26,953         3,724      25,520

Deduction from assets attributed to
  benefits paid to participants                397,427         545,604           -             -           -

Transfers to (from) funds                      (86,651)         74,216       2,918             -           -
                                            ----------      ----------     -------        ------     -------

  Increase (decrease) in net assets
    Available for plan benefits               (171,965)      4,489,977      29,871         3,724      25,520

Net assets available for plan benefits:
  Beginning of period                        2,150,266       8,110,976     256,539        61,529     425,295
                                            ----------      ----------     -------        ------     -------
  End of period                             $1,978,301      12,600,953     286,410        65,253     450,815
                                            ==========      ==========     =======        ======     =======

                                                        Other
                                            -------------------------------
                                                       Other
                                            10 Year   Common
                                              CD       Stock    Unallocated      Total
                                            -------   -------   -----------   ----------
Additions to net assets attributed to:
  Interest income                            21,787         -           -        222,295
  Dividend income                                 -         -       3,561        405,495
  Other income                                    -         -       3,548          7,534
                                            -------   -------     -------     ----------
                                             21,787         -       7,109        653,324

Gain on sale of investments                       -       608           -         89,054

Unrealized appreciation in fair value
  of investments                                  -   190,085           -      5,031,370

Contributions:
  Employer                                        -         -     700,050        700,050
  Employee                                        -         -     (10,703)       953,132
                                            -------   -------     -------     ----------
                                                  -         -     689,347      1,653,182
                                            -------   -------     -------     ----------

    Total additions to net assets            21,787   190,693     696,456      7,408,930

Deduction from assets attributed to
  benefits paid to participants                   -         -           -      1,418,865

Transfers to (from) funds                         -    (2,918)    (65,770)             -
                                            -------   -------     -------     ----------

  Increase (decrease) in net assets
    Available for plan benefits              21,787   187,775     630,686      5,990,065

Net assets available for plan benefits:
  Beginning of period                       348,527   767,606     141,730     15,022,950
                                            -------   -------     -------     ----------
  End of period                             370,314   955,381     772,416     21,013,015
                                            =======   =======     =======     ==========

                             MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                   For the Six Months Ended December 31, 1996

                                                              Participant  Directed
                                        ------------------------------------------------------------------
                                                              American Mutual Funds
                                        ------------------------------------------------------------------
                                        Washington  Growth Fund  Income Fund    New     Cash Mgmt    Bond
                                           Fund     of America   of America   Perspec.    Trust      Fund
                                        ----------  -----------  -----------  --------  ----------  ------
Additions to net assets attributed to:
 Interest income                          $      -            -            -         -          -       -
 Dividend income                            49,674       36,404       16,235    26,627        383     118
 Other income                                    -            -            -         -          -       -
                                          --------      -------      -------   -------    -------   -----
                                            49,674       36,404       16,235    26,627        383     118

Gain (loss) on sale of investments           2,753          683          310        44          -      (3)

Unrealized appreciation (depreciation)
 in fair value of investments               33,868       12,385        3,384    14,714          -      63

Contributions:
 Employer                                        -            -            -         -          -       -
 Employee                                   72,703       63,547       14,430    82,391      1,153     116
                                          --------      -------      -------   -------    -------   -----
                                            72,703       63,547       14,430    82,391      1,153     116
                                          --------      -------      -------   -------    -------   -----

Transfer of assets from merged plan              -            -            -         -          -       -
                                          --------      -------      -------   -------    -------   -----
  Total additions to net assets            158,998      113,019       34,359   123,776      1,536     294

Deduction from assets attributed
 to benefits paid to participants           42,050       31,578        4,045     5,535     17,383       -

Transfers to (from) funds                  115,089      188,359          134   156,271     (1,000)    134
                                          --------      -------      -------   -------    -------   -----

 Increase (decrease) in net assets
  available for plan benefits              232,037      269,800       30,448   274,512    (16,847)    428

Net assets available for plan
 benefits:
 Beginning of period                       627,354      400,194      188,979   297,608     19,039   2,795
                                          --------      -------      -------   -------    -------   -----
 End of period                            $859,391      669,994      219,427   572,120      2,192   3,223
                                          ========      =======      =======   =======    =======   =====


                                                         Participant  Directed
                                          ---------------------------------------------------
                                                     Kemper Mutual Funds
                                          --------------------------------------
                                          Governmental    Growth   Total Return   Money Market
                                              Fund         Fund        Fund         Account
                                          ------------    ------- --------------  ------------
Additions to net assets attributed to:
 Interest income                                     -         -               -         5,944
 Dividend income                                 1,526    12,375           6,260        23,505
 Other income                                        -         -               -         1,659
                                                 -----    ------           -----       -------
                                                 1,526    12,375           6,260        31,108

Gain (loss) on sale of investments                   -        10            (915)            -

Unrealized appreciation (depreciation)
 in fair value of investments                      236    (9,454)         (1,845)            -

Contributions:
 Employer                                            -         -               -             -
 Employee                                            -         -               -          (478)
                                                 -----    ------           -----       -------
                                                     -         -               -          (478)
                                                 -----    ------           -----       -------

Transfer of assets from merged plan                  -         -               -             -
                                                 -----    ------           -----       -------
  Total additions to net assets                  1,762     2,931           3,500        30,630

Deduction from assets attributed
 to benefits paid to participants                    -       216               -       117,981

Transfers to (from) funds                            -         -         (19,894)      360,000
                                                 -----    ------           -----       -------

 Increase (decrease) in net assets
  available for plan benefits                    1,762     2,715         (16,394)      272,649

Net assets available for plan
 benefits:
 Beginning of period                            40,567    46,831          55,311        30,694
                                                ------    ------         -------       -------
 End of period                                  42,329    49,546          38,917       303,343
                                                ======    ======         =======       =======

                                                                     (Continued)

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                  For the Six Months Ended December 31, 1996

                 Participant
                  Directed                                              Other
                 -----------   ---------------------------------------------------------------------------------------
                                           R. Baird
                  Variable        MAF       Money     2-1/2      5         10       Other
                    Rate        Bancorp     Market     Year     Year      Year      Common                    Merged
                     CD          Stock      Account     CD       CD        CD       Stock     Unallocated     Assets       Total
                 -----------   ---------   --------   ------   -------   -------   --------   -----------   ----------   ----------
Additions to
 net assets
 attributed to:
 Interest
  income         $   75,895            -         -     1,796    12,311    10,492          -           -              -      106,438
 Dividend
  income                  -        9,200     8,323         -         -         -          -      10,269              -      200,899
 Other income             -            -         -         -         -         -          -       2,327              -        3,986
                 ----------    ---------   -------    ------   -------   -------   --------    --------     ----------   ----------
                     75,895        9,200     8,323     1,796    12,311    10,492          -      12,596              -      311,323

Gain (loss) on
 sale of
 investments              -       37,287         -         -         -         -    106,965           -              -      147,134

Unrealized
 appreciation
 (depreciation)
 in fair value
 of investments           -    2,392,457         -         -         -         -     66,196           -              -    2,512,004

Contributions:
 Employer                 -            -         -         -         -         -          -      65,770              -       65,770
 Employee            91,004      102,057         -         -         -         -          -      (5,343)             -      421,580
                 ----------    ---------   -------    ------   -------   -------   --------    --------     ----------   ----------
                     91,004      102,057         -         -         -         -          -      60,427              -      487,350

Transfer of
 assets from
 merged plan              -            -         -         -         -         -          -           -      2,349,219    2,349,219
                 ----------    ---------   -------    ------   -------   -------   --------    --------     ----------   ----------
  Total
   additions to
   net assets       166,899    2,541,001     8,323     1,796    12,311    10,492    173,161      73,023      2,349,219    5,807,030

Deduction from
 assets
 attributed to
 benefits paid
 to participants    238,869      221,129         -         -         -         -          -           -        200,239      879,025

Transfers to
 (from) funds     1,267,306      415,787   244,556         -         -         -   (244,556)   (333,206)    (2,148,980)           -
                 ----------    ---------   -------    ------   -------   -------   --------    --------     ----------   ----------

 Increase
  (decrease) in
  net assets
  available for
  plan benefits   1,195,336    2,735,659   252,879     1,796    12,311    10,492    (71,395)   (260,183)             -    4,928,005

Net assets
 available for
 plan benefits:
 Beginning of
  period            954,930    5,375,317     3,660    59,733   412,984   338,035    839,001     401,913              -   10,094,945
                 ----------    ---------   -------    ------   -------   -------   --------    --------     ----------   ----------
  End of period  $2,150,266    8,110,976   256,539    61,529   425,295   348,527    767,606     141,730              -   15,022,950
                 ==========    =========   =======    ======   =======   =======   ========   =========     ==========   ==========

                             MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                        For the Year Ended June 30, 1996

                                                               Participant  Directed
                                        -------------------------------------------------------------------
                                                               American Mutual Funds
                                        -------------------------------------------------------------------
                                        Washington  Growth Fund   Income Fund      New     Cash Mgmt  Bond
                                           Fund      of America    of America   Perspec.     Trust    Fund
                                        ----------  ------------  ------------  ---------  ---------  -----
Additions to net assets attributed to:
 Interest income                        $        -             -             -          -          -      -
 Dividend income                            41,070        29,314        11,492     13,845        585     51
 Other income                                    -             -             -          -          -      -
                                        ----------  ------------  ------------  ---------  ---------  -----
                                            41,070        29,314        11,492     13,845        585     51

Gain on sale of investments                  2,183         1,885         2,449        729          -      3

Unrealized appreciation (depreciation)
 in fair value of investments               84,616        10,246        15,515     16,851          -     18

Contributions:
 Employer                                        -             -             -          -          -      -
 Employee                                   78,365        64,470        23,322     80,261      5,554     25
                                        ----------  ------------  ------------  ---------  ---------  -----
                                            78,365        64,470        23,322     80,261      5,554     25
                                        ----------  ------------  ------------  ---------  ---------  -----
  Total additions to net assets            206,234       105,915        52,778    111,686      6,139     97

Deduction from assets attributed
 to benefits paid to participants           16,679        45,910        37,135     11,707      3,609    160
                                        ----------  ------------  ------------  ---------  ---------  -----
Transfers to (from) funds                    5,252        (6,221)       (6,478)    (4,130)    12,952  2,472


 Increase (decrease) in net assets         194,807        53,784         9,165     95,849     15,482  2,409
  Available for Plan benefits

Net assets available for plan
 benefits:
 Beginning of period                       432,547       346,410       179,814    201,759      3,557    386
                                        ----------  ------------  ------------  ---------  ---------  -----
 End of period                          $  627,354       400,194       188,979    297,608     19,039  2,795
                                        ==========  ============  ============  =========  =========  =====


                                                        Participant  Directed
                                          -------------------------------------------------
                                                  Kemper Mutual Funds
                                          -----------------------------------
                                          Governmental   Growth  Total Return  Money Market
                                              Fund        Fund       Fund         Account
                                          -------------  ------  ------------  ------------
Additions to net assets attributed to:
 Interest income                                     -        -             -         7,300
 Dividend income                                 2,915    4,387         4,127        43,440
 Other income                                        -        -             -             -
                                          ------------   ------  ------------  ------------
                                                 2,915    4,387         4,127        50,740

Gain on sale of investments                          2       53           235             -

Unrealized appreciation (depreciation)
 in fair value of investments                   (1,300)   4,713         3,077             -

Contributions:
 Employer                                            -        -             -             -
 Employee                                            -        -             -        12,288
                                          ------------   ------    ----------  ------------
                                                     -        -             -        12,288
                                          ------------   ------    ----------  ------------
  Total additions to net assets                  1,617    9,153         7,439        63,028

Deduction from assets attributed
 to benefits paid to participants                    -      814         5,522       149,659

Transfers to (from) funds                         (377)       -             -       (35,255)
                                          ------------   ------    ----------    ----------

 Increase (decrease) in net assets               1,240    8,339         1,917      (121,886)
  Available for Plan benefits

Net assets available for plan
 benefits:
 Beginning of period                            39,327   38,492        53,394       152,580
                                          ------------   ------    ----------    ----------
 End of period                                  40,567   46,831        55,311        30,694
                                          ============   ======    ==========    ==========

                                                                     (Continued)

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                       For the Year Ended June 30, 1996

                                Participant
                                 Directed                                      Other
                                -----------  --------------------------------------------------------------------------
                                                        R. Baird
                                  Variable      MAF       Money             2-1/2                      Other
                                   Rate       Bancorp     Market   2 Year    Year   5 Year   10 Year   Common  Unallo-
                                    CD         Stock     Account     CD       CD      CD       CD      Stock    cated     Total
                                -----------  ---------  --------  --------  ------  -------  -------  -------  --------  ----------
Additions to net assets
 attributed to:
  Interest income                $ 55,415           --       --      1,587   3,388   29,460   25,187       --        --     122,337
  Dividend income                      --       31,745    8,619         --      --       --       --       --       972     192,562
  Other income                         --           --       --         --      --       --       --       --     1,658       1,658
                                 --------    ---------   ------   --------  ------  -------  -------  -------  --------  ----------
                                   55,415       31,745    8,619      1,587   3,388   29,460   25,187       --     2,630     316,557

Gain on sale of investments            --       11,945       --         --      --       --       --   18,492        --      37,976

Unrealized appreciation
 (depreciation) in fair value
 of investments                        --      699,340       --         --      --       --       --   65,550        --     898,626

Contributions:
  Employer                             --           --       --         --      --       --       --       --   360,000     360,000
  Employee                        126,923      212,141       --         --      --       --       --       --       105     603,454
                                 --------    ---------   ------   --------  ------  -------  -------  -------  --------  ----------
                                  126,923      212,141       --         --      --       --       --       --   360,105     963,454
                                 --------    ---------   ------   --------  ------  -------  -------  -------  --------  ----------
  Total additions to net assets   182,338      955,171    8,619      1,587   3,388   29,460   25,187   84,042   362,735   2,216,613

Deduction from assets
 attributed to benefits paid
 to participants                   43,395       63,149       --         --      --       --       --       --        --     377,739

Transfers to (from) funds         (14,365)      10,896   (4,959)  (144,705)     --  (75,000)      --  754,959  (495,041)         --
                                 --------    ---------   ------   --------  ------  -------  -------  -------  --------  ----------

  Increase (decrease) in net
   assets                         124,578      902,918    3,660   (143,118)  3,388  (45,540)  25,187  839,001  (132,306)  1,838,874
  Available for Plan benefits

Net assets available for plan
 benefits:
  Beginning of period             830,352    4,472,399       --    143,118  56,345  458,524  312,848       --   534,219   8,256,071
                                 --------    ---------   ------   --------  ------  -------  -------  -------  --------  ----------
 End of period                   $954,930    5,375,317    3,660         --  59,733  412,984  338,035  839,001   401,913  10,094,945
                                 ========    =========   ======   ========  ======  =======  =======  =======  ========  ==========

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                       For the Year Ended June 30, 1995

                                                                             Participant  Directed
                                            ---------------------------------------------------------------------------------------
                                                           American Mutual Funds                    Kemper Mutual Funds
                                            ---------------------------------------------------  -------------------------
                                                        Growth   Income             Cash         Govern-           Total    Money
                                            Washington  Fund of  Fund of    New     Mgmt   Bond  mental   Growth   Return   Market
                                               Fund     America  America  Perspec.  Trust  Fund   Fund     Fund     Fund    Account
                                            ----------  -------  -------  --------  -----  ----  -------  -------  -------  -------
Additions to net assets attributed to:
 Interest income                             $     --        --       --       --      --    --       --       --       --    6,505
 Dividend income                               21,761    11,866   10,291    8,932     133   156    3,031      622    1,346   30,926
 Other income                                      --        --       --       --      --    --       --       --       --       --
                                             --------   -------  -------  -------   -----  ----  -------  -------  -------  -------
                                               21,761    11,866   10,291    8,932     133   156    3,031      622    1,346   37,431

Gain (loss) on sale of investments              2,529     1,730        8      (26)     --    24     (276)     599      (67)      --

Unrealized appreciation
 in fair value of investments                  51,097    60,666   13,924   10,210      --    11    1,241    6,576    6,429       --

Contributions:
 Employer                                          --        --       --       --      --    --       --       --       --       --
 Employee                                     100,670    72,909   30,557   52,284     676   538       --       --       --   21,446
                                             --------   -------  -------  -------   -----  ----  -------  -------  -------  -------
                                              100,670    72,909   30,557   52,284     676   538       --       --       --   21,446
                                             --------   -------  -------  -------   -----  ----  -------  -------  -------  -------
  Total additions to net assets               176,057   147,171   54,780   71,400     809   729    3,996    7,797    7,708   58,877

Deduction from assets attributed
 to benefits paid to participants              43,771    23,312    4,389    4,125     118    --       --      178      166  146,771

Transfers to (from) funds                     (59,237)  (12,004) (25,055) 134,484   2,569  (343) (10,941) (16,107)    (916)   3,866
                                             --------   -------  -------  -------   -----  ----  -------  -------  -------  -------

 Increase (decrease) in net assets             73,049   111,855   25,336  201,759   3,260   386   (6,945)  (8,488)   6,626  (84,028)
  Available for Plan benefits

Net assets available for plan benefits:
 Beginning of period                          359,498   234,555  154,478       --     297    --   46,272   46,980   46,768  236,608
                                             --------   -------  -------  -------   -----  ----  -------  -------  -------  -------
 End of period                               $432,547   346,410  179,814  201,759   3,557   386   39,327   38,492   53,394  152,580
                                             ========   =======  =======  =======   =====  ====  =======  =======  =======  =======
                                                                                                                        (Continued)

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                       For the Year Ended June 30, 1995

                                        Participant
                                          Directed                                       Other
                                        -----------  -----------------------------------------------------------------
                                          Variable      MAF
                                            Rate      Bancorp    2 Year   2-1/2 Year   5 Year    10 Year
                                             CD        Stock       CD         CD         CD        CD      Unallocated     Total
                                          --------   ---------   -------   --------   --------   -------   -----------   ---------
Additions to net assets attributed to:
 Interest income                          $ 42,906          --     6,398      5,174     47,818    29,768          --       138,569
 Dividend income                                --      16,450        --         --         --        --      10,123       115,637
 Other income                                   --          --        --         --         --        --       4,823         4,823
                                          --------   ---------   -------   --------   --------   -------     -------     ---------
                                            42,906      16,450     6,398      5,174     47,818    29,768      14,946       259,029

Gain (loss) on sale of investments              --      (1,065)       --         --         --        --          --         3,456

Unrealized appreciation
 in fair value of investments                   --     100,326        --         --         --        --          --       250,480

Contributions:
 Employer                                       --          --        --         --         --        --     450,000       450,000
 Employee                                   99,277     180,581        --      3,581     17,511        --      (9,028)      571,002
                                          --------   ---------   -------   --------   --------   -------     -------     ---------
                                            99,277     180,581        --      3,581     17,511        --     440,972     1,021,002
                                          --------   ---------   -------   --------   --------   -------     -------     ---------
  Total additions to net assets            142,183     296,292     6,398      8,755     65,329    29,768     455,918     1,533,967

Deduction from assets attributed
 to benefits paid to participants           83,035     167,053        --        201         --        --          --       473,119

Transfers to (from) funds                  580,593     (12,543)       --   (178,428)  (405,938)       --          --            --
                                          --------   ---------   -------   --------   --------   -------     -------     ---------

 Increase (decrease) in net assets         639,741     116,696     6,398   (169,874)  (340,609)   29,768     455,918     1,060,848
  Available for Plan benefits

Net assets available for plan benefits:
 Beginning of period                       190,611   4,355,703   136,720    226,219    799,133   283,080      78,301     7,195,223
                                          --------   ---------   -------   --------   --------   -------     -------     ---------
 End of period                            $830,352   4,472,399   143,118     56,345    458,524   312,848     534,219     8,256,071
                                          ========   =========   =======   ========   ========   =======     =======     =========

                                                                      Schedule 1
                                                                      ----------
                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

          Item 27a -- Schedule of Assets Held for Investment Purposes

                               December 31, 1997


                                              Number      Maturity       Interest                        Current
      Identity of Issue                     of Shares       Date           Rate            Cost           Value
      -----------------                    ----------    ----------     ----------      ----------      ----------
Money market deposit accounts:
  Mid America Bank, fsb*                       N/A           N/A             3.45%      $  208,599         208,599
  R. Baird Money Market Account                N/A           N/A             4.93          286,410         286,410
                                                                                        ----------      ----------
                                                                                        $  495,009         495,009
                                                                                        ==========      ==========

Certificates of deposits:
  Mid America Bank, fsb*                       N/A         12/31/01          6.20       $1,978,301       1,978,301
  Mid America Bank, fsb*                       N/A          1/24/98          5.92           65,253          65,253
  Mid America Bank, fsb*                       N/A         12/02/00          5.87          450,815         450,815
  Mid America Bank, fsb*                       N/A         12/02/05          6.11          370,314         370,314
                                                                                        ----------      ----------
                                                                                        $2,864,683       2,864,683
                                                                                        ==========      ==========
Mutual funds:
 Kemper:
   U.S. Government fund                         5,265        N/A            N/A         $   47,862          46,171
   Growth fund                                  4,421        N/A            N/A             33,322          57,870
   Total return fund                            4,591        N/A            N/A             18,747          46,366
 American:
   Washington fund                             39,753        N/A            N/A            800,662       1,206,496
   Growth Fund of America                      44,116        N/A            N/A            645,728         828,422
   Income Fund of America                      16,517        N/A            N/A            251,458         293,515
   New Perspective Fund                        43,608        N/A            N/A            770,328         844,691
   Cash Management Trust                          158        N/A            N/A                158             158
   Bond fund                                       63        N/A            N/A                734             884
                                                                                        ----------      ----------
                                                                                        $2,568,999       3,324,573
                                                                                        ==========      ==========

Other common stock                             21,550        N/A            N/A         $  633,550         955,381
                                                                                        ==========      ==========

Common stock  MAF Bancorp, Inc.*              530,577        N/A            N/A         $2,036,872      12,600,953
                                                                                        ==========      ==========

___________________________
N/A -- Not applicable

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.


See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

             Item 27d -- Schedule of Reportable (5%) Transactions

                     For the Year Ended December 31, 1997


None



See accompanying independent auditors' report.

                       CONSENT OF INDEPENDENT AUDITORS'
                       --------------------------------



The Board of Directors
MAF Bancorp, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-40932) on Form S-8 of MAF Bancorp, Inc. of our report dated January 29, 1998, relating to the statements of net assets available for plan benefits of the Mid America Bank, fsb Employees' Profit Sharing Plan as of December 31, 1997 and December 31, 1996, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1997, the six months ended December 31, 1996 and for each of the years in the two-year period ended June 30, 1996, which report appears in the December 31, 1997 annual report on Form 11-K of MAF Bancorp, Inc.

                                        /s/ KPMG Peat Marwick LLP



Chicago, Illinois
June 29, 1998